

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
Mr. Daniel K. Lee
Chief Financial Officer
ReneSola Ltd.
No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People's Republic of China

> **Re: ReneSola Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 25, 2014**
> **File No. 001-33911**

Dear Mr. Lee:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kevin L. Vaughn

                Kevin L. Vaughn
                Accounting Branch Chief